Exhibit 99.1

FOR IMMEDIATE RELEASE

AutoChina International Limited Announces Cancellation of Over-Allotment Option

Shijiazhuang, Hebei Province, China – April 1, 2010 – AutoChina International Limited (“AutoChina” or the “Company”) (NASDAQ: AUTC), a commercial vehicle sales, servicing, leasing, and support network in China, announced today that the placement agents of its recent offering of 2,000,000 ordinary shares have cancelled their overallotment option to place an additional 300,000 ordinary shares on the same terms and conditions within 45 days of the closing date of the offering.

About AutoChina International Limited:
AutoChina International Limited is a one-stop commercial vehicle sales, servicing, leasing, and support network in China.

Safe Harbor Statement:
This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company. Forward-looking statements are statements that are not historical facts and are indentified by their use of terms and phrases such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “should,” “will” and other similar terms and phrases, including references to assumptions and forecasts of future results. Such forward-looking statements, based upon the current beliefs and expectations of the Company's management, are subject to risks and uncertainties, which could cause actual results to differ from those anticipated at the time the forward-looking statements are made. The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:
•	Continued compliance with government regulations;
•	Changing legislation or regulatory environments;
•	Requirements or changes affecting the businesses in which the Company is engaged;
•	Industry trends, including factors affecting supply and demand;
•	Labor and personnel relations;
•	Credit risks affecting the Company's revenue and profitability;
•	Changes in the automobile or commercial vehicle industry;
•	The Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel;
•	Changing interpretations of generally accepted accounting principles;

AutoChina International Ltd. April 1, 2010	Page 2

•	General economic conditions; and
•	Other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.
The information set forth herein should be read in light of such risks. The Company does not assume any obligation to update the information contained in this press release.

CONTACT At the Company Jason Wang Chief Financial Officer (858) 997-0680 / jcwang@autochinaintl.com	Investor Relations: The Equity Group Inc. Adam Prior Vice President (212) 836-9606 / aprior@equityny.com